Fish & Richardson p.c.
FrederickP. Fish 1855-1930 W.K. Richardson 1859-1951	VIA FACSIMILE AND EDGAR June 20, 2005 Perry Hindin, Esq. United States Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549-0406 MAIL STOP 4-6	12390 El Camino Real San Diego, California 92130 Telephone 858 678-5070 Facsimile 858 678-5099 Web Site www.fr.com

austin boston dallas delaware new york san diego silicon valley twin cities washington, dc

Re:        Snocone Systems Inc. (the “Company”)
              Preliminary Information Statement on Schedule 14C
              Filed April 28, 2005
              File Number 1-15643

Dear Mr. Hindin:

This letter is in response to my discussion with you regarding the status of certain transactions which may require Snocone Systems, Inc. (the “Company”) to issue shares of its capital stock as disclosed in the Company’s Preliminary Information Statement on Schedule 14C originally filed April 28, 2005 (the “Preliminary Information Statement”). The Company intends to update the Preliminary Information Statement to incorporate the additional information we discussed.

Attached as Appendix A to this letter, please find the Preliminary Information Statement marked to show the changes for the additional disclosure which provides an update to the transactions undertaken by the Company that may require the issuance of shares of its capital stock. Once we receive your approval of the changes, we will file the Definitive Information Statement.

Please contact me at (858) 678-4757 if you have any questions with respect to this letter or the revisions to the Preliminary Information Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Edith A. Bauer

Edith A. Bauer